40-33

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
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Branch 22
811-00126




03040248

November 18, 2003

NOV 18 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Supreme Court of the State of New York, County of New York, on November 5, 2003 by Rochelle Meyer against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,



Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Domenick Pugliese

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

00250.0073 #443802

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ROCHELLE MEYER, ROTH IRA CUSTODIAN, On Behalf of Herself and All Others Similarly Situated, Plaintiffs, vs. ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; AXA FINANCIAL, INC.; ALLIANCEBERNSTEIN TECHNOLOGY FUND f/k/a ALLIANCE TECHNOLOGY FUND, INC.; ALLIANCEBERNSTEIN GROWTH AND INCOME FUND and GERALD T. MALONE. Defendants.	Index No. 03603477 ***Summons*** NEW YORK COUNTY CLERK'S OFFICE Date Index No. Purchased: 11/5/03 NOV - 5 2003 NOT COMPARED WITH COPY FILED

To: ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.
1345 Avenue of the Americas
New York, N.Y. 10105

You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or, if the complaint is not served with this summons, to serve a notice of appearance, on the Plaintiff's attorney within twenty (20) days after the service of the summons, exclusive of the day of service (or within 30 days after service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to answer, judgment will be taken against you by default for the relief demanded in the Complaint. The basis of the venue designated is Defendants' principal place of business located in County of New York, State of New York.

Dated: New York, New York
November 5, 2003

Kaplan Fox & Kilsheimer LLP



By: ______________
Christine M. Fox
805 Third Avenue
New York, New York 10022
(212) 687-1980

Attorney for Plaintiff

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

ROCHELLE MEYER, ROTH IRA CUSTODIAN, On Behalf of Herself and All Others Similarly Situated, Plaintiffs, vs. ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; AXA FINANCIAL, INC.; ALLIANCEBERNSTEIN TECHNOLOGY FUND f/k/a ALLIANCE TECHNOLOGY FUND, INC.; ALLIANCEBERNSTEIN GROWTH AND INCOME FUND and GERALD T. MALONE. Defendants.	Case No.: 03603477 **CLASS ACTION COMPLAINT**

Plaintiff, by her attorneys, alleges the following upon information and belief, except for paragraph 10, which is alleged upon personal knowledge:

NATURE OF THE ACTION

1. This is a class action on behalf of a class of all persons or entities who held shares or ownership units of the AllianceBernstein Technology Fund, f/k/a Alliance Technology Fund, Inc. or the AllianceBernstein Growth and Income Fund between October 2, 2000 and September 29, 2003, inclusive, and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies for breach of fiduciary duty. Plaintiff estimates that compensatory damages for the Class will greatly exceed $125,000.

2. Defendant Alliance Capital Management L.P. is the investment advisor for the AllianceBernstein family of funds, including the AllianceBernstein Technology Fund and the AllianceBernstein Growth & Income Fund. During the Class Period, Defendants engaged in a scheme to allow late trading and market timing in certain of its mutual funds (described below) in order to benefit hedge funds and other investors, including Canary Capital Partners, LLC ("Canary") and Millennium Partners L.P. ("Millennium"), by tens of millions of dollars at the expense of Defendants' other mutual fund shareholders. In exchange for their participation in this scheme, Defendants received substantial fees and other income for themselves and their affiliates.

3. The first scheme involved "late trading" of mutual fund shares. As described in greater detail below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Conversely, orders placed after 4:00 p.m. EST are supposed to be priced using the following day's price. Defendants allowed certain hedge funds to place orders after 4 p.m. on a given day while unlawfully and unfairly receiving that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully and fairly). Accordingly, the hedge funds were able to capitalize on post-4:00 p.m. information while those who bought their mutual fund shares lawfully and fairly could not.

4. The second scheme involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. Indeed: (1) it is widely acknowledged that timing inures to the detriment of long-term shareholders; and (2) because of this detrimental effect, mutual funds typically maintain policies

to monitor and prevent timing. Nonetheless, in return for investments in other AllianceBernstein funds that would increase their fees, AllianceBernstein fund managers entered into undisclosed agreements to allow timing by certain investors.

5. In fact, Defendants have employees (generally referred to as the "timing police") who are supposed to ferret out "timers" and put a stop to their short-term trading activity. Instead, Defendants arranged to give certain hedge funds a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading. By allowing Canary, Millennium, and others to time its mutual funds, Defendants breached their duty to the AllianceBernstein mutual fund shareholders to maximize the value of their mutual fund shares.

6. As a result of this late trading and "timing" of mutual funds, AllianceBernstein, certain hedge funds and their intermediaries profited handsomely. The losers – members of the class – were unsuspecting long-term mutual fund investors. The hedge funds' excess profits came dollar-for-dollar out of the pockets of the long-term mutual fund investors.

7. Plaintiff alleges that by allowing certain hedge funds and other select investors to engage in market timing and late trading, Defendants breached their fiduciary duty to the rest of the fund's investors.

8. On September 30, 2003, before the market opened, Alliance Capital Management, L.P. issued a press release disclosing that it had been contacted by the SEC and the New York State Attorney General's Office in connection with the regulators' investigation of the mutual fund industry's practices of late trading and market timing. Alliance Capital Management announced that as a result of its own internal investigation it had identified conflicts of interests with respect to market timing transactions leading to the suspension of defendant Gerald Malone,

a portfolio manager of certain Alliance Bernstein mutual funds, including the AllianceBernstein Technology Fund, and Charles Schaffran, an executive salesperson of Alliance hedge funds.

9. On October 1, 2003, *The Wall Street Journal* reported that defendants Malone and Charles Schaffran allowed certain investors to make rapid trades in three Alliance Bernstein mutual funds that were managed by Malone, in exchange for large investments in certain Alliance hedge funds also managed by Malone. Moreover, according to documents produced by Alliance Capital Management pursuant to a subpoena by the Attorney General's Office, defendant Edward Stern placed late trades through Bank of America for certain Alliance Bernstein mutual funds.

PARTIES

10. Plaintiff Rochelle Meyer, Roth IRA Custodian held units of AllianceBernstein Technology Fund during the Class Period and has been damaged thereby.

11. Defendant Alliance Capital Management Holding L.P. ("Alliance Holding") is a publicly-traded holding company which provides investment management services through defendant Alliance Capital Management L.P. ("Alliance Capital Management"). Alliance Holding is incorporated in Delaware with its principal place of business located at 1345 Avenue of the Americas, New York, New York 10105. Alliance Holding is the ultimate parent of all of the AllianceBernstein mutual funds and the parent company of, and controls Alliance Capital Management, the AllianceBernstein Technology Fund, and the AllianceBernstein Growth & Income Fund. As of March 31, 2003, Alliance Holding owned approximately 30.7 percent of the outstanding shares of Alliance Capital Management.

12. Defendant Alliance Capital Management L.P., a Delaware limited partnership, is registered as an investment adviser under the Investment Advisers Act and managed and advised

the AllianceBernstein Technology Fund and the AllianceBernstein Growth & Income Fund throughout the Class Period. During this period, Alliance Capital Management had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Technology Fund and the AllianceBernstein Growth & Income Fund. Alliance Capital Management maintains its principal place of business in New York County, New York.

13. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly-owned subsidiary of defendant AXA Financial, Inc. ("AXA"), and the general partner of defendants Alliance Holding and Alliance Capital Management. Alliance Corporation owns 100,000 partnership units in Alliance Holding, and a 1 percent general partnership interest in Alliance Capital Management. Alliance Corporation maintains its principal place of business in New York County, New York and is incorporated in Delaware.

14. Defendant AXA, a unit of Europe's second largest insurer AXA SA, is an international financial services organization which provides financial advisory, insurance and investment management products and services worldwide. AXA is a Delaware corporation and maintains its principal place of business in New York County, New York. AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its 55.7 percent economic interest in Alliance Capital Management as of March 31, 2003.

15. The AllianceBernstein Technology Fund, f/k/a Alliance Technology Fund, Inc., is a mutual fund that is regulated by the Investment Company Act of 1940. The Fund trades on the NASDAQ under the symbols ALTFX, ATEBX, and ATECX. The Fund was, at times relevant to the allegations herein, managed by defendants Alliance Capital Management L.P. and Gerald

Malone. The Fund, one of "AllianceBernstein's Growth Funds," reportedly manages approximately $3.0 billon in assets.

16. The AllianceBernstein Growth and Income Fund is a mutual fund that is regulated by the Investment Company Act of 1940. The Fund trades on the NASDAQ under the symbols CABDX, CBBDX, and CBBCX. The Fund, one of "AllianceBernstein's Value Funds," reportedly manages approximately $7.3 billon in assets.

17. The AllianceBernstein Technology Fund and the AllianceBernstein Growth and Income Fund are referred to herein as the "AllianceBernstein Mutual Funds."

18. Defendant Gerald Malone ("Malone") was at all relevant times a Senior Vice President at Alliance Capital Management and a portfolio manager of several AllianceBernstein mutual funds, including the AllianceBernstein Technology Fund (since 1992), and Alliance hedge funds. Defendant Malone resides in Westchester County, New York.

19. As mutual fund manager, investment advisor and financial services firm, defendants owed fiduciary duties to their mutual fund customers.

VENUE

20. Defendants Alliance Capital Management Holding L.P., Alliance Capital Management L.P., Alliance Capital Management Corporation, and AXA Financial, Inc. maintain their principal places of business in the County of New York, State of New York.

BACKGROUND

Late Trading

21. "Late trading" exploits the unique way in which mutual funds, including the AllianceBernstein Mutual Funds, sets its prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the "Net Asset Value"

or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed *after* 4:00 p.m. EST are supposed to be filled using the *following day's* price. Unbeknownst to plaintiff and other members of the Class, Canary, Millennium, and other select investors secretly agreed with defendants that orders they placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed select investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

22. Because all shares sold by investors are bought by the respective fund, which must sell shares or use available cash for the purchase, any profit realized by Canary, Millennium and other investors comes dollar-for-dollar, directly from the other fund investors.

Market Timing

23. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 ***a.m***. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 ***p.m.*** in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later

opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

24. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the AllianceBernstein Mutual Fund's underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus be susceptible to being timed. This is sometimes known as "liquidity arbitrage."

25. Like late trading, effective timing captures an arbitrage profit. And like late trading, arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

26. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

27. It is widely acknowledged that timing works to the detriment of long-term mutual fund investors and, because of this detrimental effect, defendants claim they work to prevent it.

However, defendants allowed select investors, including Canary and Millennium, to time their trades.

SUBSTANTIVE ALLEGATIONS

28. Alliance Capital Management L.P. is the investment advisor for the AllianceBernstein family of mutual funds. From at least as early as October 2, 2000 and until September 29, 2003, Defendants allowed certain hedge funds and select investors, to time the market and to late trade in its mutual funds in exchange for investments in proprietary AllianceBernstein hedge funds. Defendants' conduct enabled certain favored investors to reap many millions of dollars in profit, at the expense of the AllianceBernstein Mutual Fund's investors, including plaintiff and other members of the Class, through secret and illegal after-hours trading and timed trading.

29. In exchange for allowing and facilitating this improper conduct, defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and the other members of the Class who knew nothing of these illicit arrangements. Specifically, Alliance Capital Management and Gerald Malone, as managers of the AllianceBernstein Mutual Funds, each profited from fees Alliance Capital Management charged to the AllianceBernstein Mutual Funds that were measured as a percentage of the fees under management. Defendants allowed only certain of its investors to engage in this wrongful trading activity in exchange for an agreement by those investors to park substantial assets in other funds managed and/or controlled by Defendants, thereby increasing the assets and the fees paid to, among others, Alliance Capital Management and Gerald Malone. The assets parked in these other funds have been referred to as "sticky assets." These practices allowed defendants to profit handsomely at the expense of plaintiff and other members of the Class.

30. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint charging Canary and its managing principal with various violations of law, in connection with certain of the unlawful practices alleged herein.

31. According to mutual fund orders and other records obtained by the Attorney General's Office (as set forth below), Canary used AllianceBernstein mutual funds for its late trading and market timing practices. According to the records, Canary regularly timed AllianceBernstein mutual funds and late traded shares of AllianceBernstein Growth & Income Fund in January 2003.

32. On September 4, 2003, *The Wall Street Journal* published an article, "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. The article stated:

> "The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors." ***In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."*** For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year.*** The practice of placing late trades, which Mr. Stern was accused of at Bank of America, also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of events after the markets closed that were likely to raise or lower the funds' share price. [Emphasis added.]

33. *The Wall Street Journal* reported that Canary had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The*

Wall Street Journal reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. On September 5, 2003, the trade publication *Morningstar* reported: "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

35. On September 30, 2003, Alliance Capital Management issued a press release announcing that the New York State Attorney General and the SEC had contacted it in connection with the regulators' investigation of market timing and late trading practices in the mutual fund industry. Additionally, Alliance Capital Management revealed the following:

> [B]ased on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, ***it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.*** [Emphasis added.]

36. On October 1, 2003, an article appearing in *The Wall Street Journal* identified the two Alliance Capital Management employees who were suspended as a result of their involvement in conflicts of interests as Gerald Malone and Charles Schaffran. The article revealed that Alliance Capital Management had been subpoenaed by the New York State

Attorney General's Office early on in its inquiry into the mutual fund industry, and further, elaborated on Malone and Schaffran's wrongful conduct:

> ***certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone[.]***
>
> * * *
>
> Mr. Schaffran is alleged to have helped a broker at a Las Vegas firm called Security Brokerage Inc. gain the ability to make short-term trades in shares of Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds[.]
>
> * * *
>
> As previously reported, [defendant ***Edward] Stern's firm, Canary, appears to had arrangements allowing short-term trading with Alliance funds. . . Meanwhile, according to a copy of trade orders obtained by [Attorney General Elliot] Spitzer's office, on the evening of Jan. 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately [sic] $11 million transaction.*** [Emphasis added.]

PLAINTIFF'S CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action as a class action, pursuant to C.P.L.R. §901(a), on behalf of a Class of all persons or entities who held shares or ownership units of the AllianceBernstein Technology Fund or the AllianceBernstein Growth and Income Fund between October 2, 2000 and September 29, 2003, inclusive, and who were damaged thereby. Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

38. This action is properly brought as a class action because:

(a) The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds of thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Defendants and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in class actions of this nature;

(b) Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' breach of fiduciary duty complained of herein;

(c) Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class action litigation of this nature;

(d) Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class, including (i) whether the AllianceBernstein Defendants breached their fiduciary duties to the members of the Class by allowing certain investors to engage in late trading and "timing" activities; and (ii) to what extent the members of the Class have sustained damages and the proper measure of damages; and

(e) A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

FIRST CAUSE OF ACTION
(For Breach of Fiduciary Duty)

39. Plaintiff repeats and realleges all of the paragraphs set forth above.

40. As a mutual fund manager, investment advisor and financial services firm, Defendants owed fiduciary duties to their mutual fund customers.

41. By engaging in the wrongdoing alleged herein, Defendants have breached and are breaching their fiduciary duties owed to plaintiff and the other members of the Class.

42. Plaintiff and the other members of the Class have been injured by defendants' breach of fiduciary duties. Indeed, because of Defendants' conduct alleged herein, the NAV or closing price of the shares or units of the AllianceBernstein Mutual Funds was lower than it might have otherwise been at points in time during the Class Period.

43. Defendants failed to act in the best interests of Plaintiff and members of the Class by engaging in the wrongful conduct complained of in this complaint.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment against defendants as follow:

(1) Declaring this action to be a class action and certifying plaintiff as the class representative and plaintiff's counsel as class counsel;

(2) Enjoining, preliminarily and permanently, the transactions complained of herein;

(3) Directing that defendants pay to plaintiff and the other members of the Class all damages caused to them as a result of defendants' unlawful conduct;

(4) Directing a fair, independent and accurate accounting of all damages caused to plaintiff and the Class as a result of defendants' wrongful conduct alleged herein;

(5) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

(6) Granting plaintiff and the other members of the Class such other and further relief as may be just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: November 5, 2003

KAPLAN FOX & KILSHEIMER LLP

By: 

Frederic S. Fox
Christine M. Fox
805 Third Avenue, 22nd Floor
New York, NY 10022
Tel: (212) 687-1980
Fax: (212) 687-7714

KAPLAN FOX & KILSHEIMER LLP
Laurence D. King
555 Montgomery Street, Suite 1501
San Francisco, CA 94111
Tel: (415) 772-4700
Fax: (415) 772-4707

Law Office of Kenneth A. Elan
217 Broadway, Suite 606
New York, NY 10007
Tel: (212) 619-0261
Fax: (212) 385-2707

Attorneys for Plaintiff